UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 30, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of January 3, 2017, we had raised total gross offering proceeds of approximately $5.55 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 555,000 million of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisition

On December 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint San Antonio Westover Owner, LLC (the “RSE Waypoint San Antonio Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which no proceeds were transferred currently but with a deferred equity commitment of $7,025,000 (the “RSE Waypoint San Antonio Investment”). The initial proceeds from the RSE Waypoint San Antonio Investment, when funded by us, are anticipated to be used for the construction of a 278-unit, class-A multifamily property, La Escala, located at the corner of Military Drive and North Ellison Way, San Antonio, TX (the “Waypoint San Antonio Property”).

The RSE Waypoint San Antonio Controlled Subsidiary is managed by the principals of Waypoint Residential (“Waypoint”), a real estate owner-operator partnership. Waypoint is a vertically integrated real estate firm specializing in the acquisition, development and management of apartment properties. Waypoint’s investment activity to date exceeds $1 billion. Waypoint consists of 70 professionals in four offices managing approximately 10,000 units. Other than with regard to the Waypoint San Antonio Controlled Subsidiary, and certain other real estate transactions, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Waypoint San Antonio Investment (the “RSE Waypoint San Antonio Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Waypoint San Antonio Controlled Subsidiary, including the San Antonio property. In addition, pursuant to the Waypoint San Antonio Operative Agreements we are entitled to receive a 11.0% per annum economic return on our Waypoint San Antonio Investment, comprised of a minimum of 7.5% economic return paid on a current basis, with the remainder accruing and compounding on an annual basis until the Waypoint San Antonio Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE Waypoint San Antonio Investment, paid directly by the RSE Waypoint San Antonio Controlled Subsidiary, as well as an approximately $8,000 in due diligence fees and third party reimbursements, paid directly by the Waypoint San Antonio Controlled Subsidiary.

The Waypoint San Antonio Controlled Subsidiary is required to redeem our Waypoint San Antonio Investment thirty-six (36) months after closing (the “Waypoint San Antonio Redemption Date”). The Waypoint San Antonio Redemption Date may be extended for a period of 12 months, provided, that in order to extend the Waypoint San Antonio Redemption Date, Waypoint San Antonio Controlled Subsidiary is required to pay us an extension fee consisting of 0.5% of the stated value of the Waypoint San Antonio Investment. In the event that the Waypoint San Antonio Controlled Subsidiary Investment is not redeemed by the Waypoint San Antonio Redemption Date (after giving effect to any applicable extensions), pursuant to the Waypoint San Antonio Operative Agreements, we have the right, in our discretion, to force the sale of the Waypoint San Antonio Property outright.   The Waypoint San Antonio Controlled Subsidiary may redeem our Waypoint San Antonio Investment in whole or in part without penalty during the term of the Waypoint San Antonio Investment.

The Waypoint San Antonio Property, which is held through Waypoint San Antonio Owner, LLC, a wholly-owned subsidiary of the RSE Waypoint San Antonio Controlled Subsidiary, is a proposed 278-unit, multifamily project. The improvements are planned for the first building to be completed by January 1, 2018 and the last building completed by September 1, 2018. The site area is approximately 17.4 acres. The total costs of the project are anticipated to be $41,190,000, which are anticipated to be approximately $28,670,550 in hard costs, $9,519,450 in soft costs, $3,000,000 in land costs.

To finance the development, RSE Waypoint San Antonio Controlled Subsidiary will use a $21,190,000 senior secured loan, with a three (3) year initial term a floating rate of 3.00% plus LIBOR with three-years interest only provided by Key Bank (the “Waypoint San Antonio Senior Loan”), with the remaining equity contributions to the RSE Waypoint San Antonio Controlled Subsidiary being contributed 100% by Waypoint San Antonio and its affiliates. Aggregate with the Waypoint San Antonio Senior Loan, the RSE Waypoint San Antonio Investment an LTC ratio of approximately 68.50%, based on the total projected project costs of $41,190,000. LTC, or the loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The San Antonio market presents a strong opportunity arising from growing demand and high rents. San Antonio’s economy relies upon military installations (and related government contracting), commercial business activity, healthcare, and tourism. Within five-miles of the Waypoint San Antonio Property, there are an estimated 68,000 jobs.

Declaration of Dividend

On December 31, 2016, the Manager of the Company declared a daily distribution of $0.0022602740 per share (the “Q1 2017 Daily Distribution Amount”) (which equates to approximately 8.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

Change of Principal Address

On January 3, 2017, the Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009. The Company’s telephone number remains the same, 202-584-0550.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    January 6, 2017